SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Convera Corporation
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                   211919-10-5
                                 (CUSIP Number)



                             Rosemary Fanelli, Esq.
                        c/o Allen & Company Incorporated
                                711 Fifth Avenue
                            New York, New York 10022
                                  212-832-8000

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                December 27, 2001
             (Date of Event which requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [x].




                              (Page 1 of 19 Pages)

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Allen Holding Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                 0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                             11,143,591
                        (Includes shares held by Allen & Company Incorporated)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                   0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                          11,143,591
                        (Includes shares held by Allen & Company Incorporated)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                             11,143,591
         (Includes shares held by Allen & Company Incorporated)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Allen & Company Incorporated
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                 0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                              4,830,846
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                   0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                        4,830,846
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         4,830,846
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         BD, CO
--------------------------------------------------------------------------------

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Herbert A. Allen
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                             4,060,681
                             (Includes 4,166 shares underlying stock options)
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                             11,143,591
                           (Represents shares held by Allen Holding Inc.
                                and Allen & Company Incorporated)
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                4,060,681
                           (Includes 4,166 shares underlying stock options)
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                           11,143,591
                              (Represents shares held by Allen Holding Inc.
                                  and Allen & Company Incorporated)
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         15,204,272 (Includes shares held by Allen Holding Inc. and
         Allen & Company Incorporated and includes 4,166 shares underlying stock options)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         54.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Susan K. Allen
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                              2,016,599
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                                  0
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                2,016,599
    WITH          --------------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
                                             0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         2,016,599
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Herbert A. Allen III
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
-------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                300
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                               383,820
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                  300
    WITH          --------------------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER
                                          383,820
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         384,120
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HAGC Partners L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                 0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                               383,820
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                   0
    WITH          --------------------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                         383,820
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         383,820
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MBOGO Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                                 0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                               383,820
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                   0
    WITH          --------------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER
                                         383,820
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         383,820
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
        [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------
CUSIP NO.
211919-10-5

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald R. Keough
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [  ]
         (b)  [X ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                           7.         SOLE VOTING POWER
  NUMBER OF                               205,500
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.        SHARED VOTING POWER
  OWNED BY                                  0
    EACH          --------------------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                                205,500
    WITH          --------------------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                            0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         205,500
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
         [  ]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                         Amendment No. 1 to Schedule 13D

     This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D filed by Allen Holding Inc. ("AHI"), Allen & Company Incorporated ("ACI"), Herbert A. Allen ("Mr. Herbert A. Allen") and Susan K. Allen ("Ms. Allen") on January 7, 2002 and is being filed in order to correct the number of shares reported to held by AHI and to add as reporting persons Herbert A. Allen III ("Mr. Herbert Allen III"), HAGC Partners L.P. ("HAGC"), MBOGO Inc. ("MBOGO") and Donald R. Keough ("Mr. Keough").

     Item 1. Security and Issuer. This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock") of Convera Corporation (the "Issuer").

The principal executive offices of the Issuer are located at 1921 Gallows Road, Suite 200, Vienna, VA 22182.

Item 2.  Identity and Background.

(a)      Name:             Allen Holding Inc., a Delaware corporation ("AHI")

(b)      Address:          711 Fifth Avenue
                           New York, New York 10022

(c)      Principal Business or Occupation:  AHI is a holding company.

(d) During the past five years, neither AHI nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither AHI nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      The citizenship of the Officers and Directors of AHI
                           is set forth on Exhibit A hereto.


(a)      Name:             Allen & Company Incorporated, a New York corporation
                           ("ACI")

(b)      Address:          711 Fifth Avenue
                           New York, New York 10022

(c)      Principal Business or Occupation:  ACI is an investment bank and broker dealer.

(d) During the past five years, neither ACI nor any individual listed on Exhibit A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither ACI nor any individual listed on Exhibit A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      The citizenship of the Officers and Directors of
                           ACI is set forth on Exhibit A hereto.


(a)      Name:             Herbert A. Allen

(b)      Address:          c/o Allen & Company Incorporated
                           711 Fifth Avenue
                           New York, New York 10022

(c)      Principal Business or Occupation:  Mr. Herbert A. Allen is President
                                            and Chief Executive Officer of ACI.

(d) During the past five years, Mr. Herbert A. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Herbert A. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      USA


(a)      Name:             Susan K. Allen

(b)      Address:          c/o Allen & Company Incorporated
                           711 Fifth Avenue
                           New York, New York 10022

(c)      Principal Business or Occupation:  Ms. Allen is a private investor.

(d) During the past five years, Ms. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Ms. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      USA


(a)      Name:             Herbert A. Allen III

(b)      Address:          c/o Allen & Company Incorporated
                           711 Fifth Avenue
                           New York, New York 10022

(c)      Principal Business or Occupation:  Mr. Herbert Allen III is a Managing
                                   Director and Executive Vice President of ACI.

(d)      During the past five  years,  Mr.  Herbert  Allen III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Herbert Allen III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      USA


(a)      Name:             HAGC Partners L.P., a Delaware limited partnership
                          ("HAGC")

(b)      Address:          711 Fifth Avenue
                           New York, New York 10022

(c)      Principal Business or Occupation:  HAGC is an investment partnership.

(d) During the past five years, HAGC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HAGC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      Not applicable.

(a)      Name:             MBOGO Inc., a Delaware corporation ("MBOGO")

(b)      Address:          711 Fifth Avenue
                           New York, New York 10022

(c)      Principal Business or Occupation:  MBOGO is the general partner of
                                            HAGC.

(d) During the past five years, neither MBOGO or Mr. Herbert Allen III, the sole executive officer its general partner, HAGC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither MBOGO nor Mr. Herbert Allen III, the sole executive officer of its general partner, HAGC, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship:      Mr. Herbert Allen III, the sole executive officer of
                           its general partner, HAGC is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     On December 27, 2001, AHI, on behalf of itself and certain of its directors, officers and affiliates, purchased 12,156,422 shares of Common Stock in a privately negotiated transaction from Intel Corporation with working capital. Of the shares purchased by AHI, a total of 6,281,422 were purchased for AHI's account and 5,875,000 were purchased for the account of certain of AHI's directors, officers or affiliates, including (i) 3,500,000 shares purchased on behalf of Mr. Herbert A. Allen, (ii) 1,500,000 shares purchased on behalf of Ms. Allen, and (iii) 350,000 shares purchased on behalf of HAGC. Mr. Herbert A. Allen and Ms. Allen utilized personal funds and HAGC utilized working capital to purchase such shares. None of the funds used to purchase the Common Stock consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

     ACI received all its shares of Common Stock in exchange for its shares of common stock of Excalibur Technologies Corporation ("Excalibur") in connection with the merger of Excalibur and Intel Corporation's Interactive Media Services division on December 21, 2000. In addition, other than the shares purchased on December 27, 2001, the other shares of Common Stock held by AHI, Mr. Herbert A. Allen, Ms. Allen, Mr. Herbert Allen III, HAGC and Mr. Keough were received in exchange for their respective shares of Excalibur common stock at the time of such merger.

Item 4.  Purpose of the Transaction.

     AHI, Mr. Herbert A. Allen, Ms. Allen and HAGC purchased the Common Stock on December 27, 2001 because of their belief that the purchase of the Common Stock represents an attractive investment.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on December 27, 2001, the Filing Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Common Stock of the Issuer set forth below (based upon the number of shares of Common Stock that were reported to be outstanding by the Issuer).

---------------------------------------- -------------------------------------- --------------------------------------
                 Name                    Shares                                              Percentage
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------

---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Allen Holding Inc.                       11,143,591 (1)                         39.8% (1)
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Allen & Company Incorporated               4,830,846                            17.3%
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Herbert A. Allen                         15,204,272 (2)                         54.3% (2)
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Susan K. Allen                             2,016,599                             7.2%
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Herbert A. Allen III                          384,120 (3)                        1.4%
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
HAGC Partners L.P.                            383,820                            1.4%
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
MBOGO Inc.                                    383,820 (4)                        1.4%
---------------------------------------- -------------------------------------- --------------------------------------
---------------------------------------- -------------------------------------- --------------------------------------
Donald R. Keough                              205,500                            0.7%
---------------------------------------- -------------------------------------- --------------------------------------

(1)      Includes the 4,830,846 shares held directly by ACI, a wholly-owned subsidiary of AHI.

(2)      Includes the 6,312,745 shares held directly by AHI and the 4,830,846 shares held directly by ACI.  Mr. Herbert A. Allen, a stockholder and the President and Chief Executive Officer of AHI and the President and Chief Executive Officer of ACI, may
         be deemed a beneficial owner of the shares held by AHI and ACI.  Mr. Herbert A. Allen disclaims beneficial ownership of the securities reported to be held by AHI and ACI, except to the extent of his pecuniary interest therein.  Also includes 4,166 shares underlying outstanding stock options exercisable within 60 days held by Mr. Herbert A. Allen.

(3)      Includes the 383,820 shares held directly by HAGC.  Mr. Herbert Allen III, the sole stockholder and executive officer of
         MBOGO, HAGC's general partner, may be deemed a beneficial owner of the shares held by HAGC.  Mr. Herbert Allen III disclaims beneficial ownership of the securities reported to be held by HAGC, except to the extent of his pecuniary interest therein.

(4)      Represents the 383,820 shares held directly by HAGC, of which MBOGO is the general partner.



(b) AHI, the owner of 100% of the outstanding stock of ACI, may be deemed to share with ACI the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which ACI is the direct beneficial owner.

     Mr. Herbert A. Allen, by virtue of his status as a stockholder and the President and Chief Executive Officer of AHI and the President and Chief Executive Officer of ACI, may be deemed to share with AHI and ACI the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which each of AHI and ACI is the direct beneficial owner. Mr. Herbert A. Allen disclaims beneficial ownership of the securities reported to be held by AHI and ACI, except to the extent of his pecuniary interest therein.

     Mr. Herbert Allen III, by virtue of his status as the sole stockholder and executive officer of MBOGO, the general partner of HAGC, may be deemed to share with MBOGO the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock of which HAGC is the direct beneficial owner. Mr. Herbert Allen III disclaims beneficial ownership of the securities reported to be held by HAGC, except to the extent of his pecuniary interest therein.

     Mr. Herbert A. Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 4,060,681 shares of Common Stock of which he is the direct beneficial owner.

     Ms. Allen has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,016,599 shares of Common Stock of which she is the direct beneficial owner.

     Mr. Herbert Allen III has the sole power to vote or direct the vote and to dispose or to direct the disposition of 300 shares of Common Stock of which he is the direct beneficial owner.

     Mr. Keough has the sole power to vote or direct the vote and to dispose or to direct the disposition of 205,500 shares of Common Stock of which he is the direct beneficial owner.

     (c) As described in Item 3 above, on December 27, 2001 (a) AHI purchased on its behalf 6,281,422 shares of Common Stock in a privately negotiated transaction from Intel Corporation at a purchase price of $2.80 per share, (b) Mr. Herbert A. Allen purchased 3,500,000 shares of Common Stock in a privately negotiated transaction from Intel Corporation at a purchase price of $2.80 per share, (c) Ms. Allen purchased 1,500,000 shares of Common Stock in a privately negotiated transaction from Intel Corporation at a purchase price of $2.80 per share and (d) HAGC purchased on its behalf 350,000 shares of Common Stock in a privately negotiated transaction from Intel Corporation at a purchase price of $2.80 per share. In addition, on November 23, 2001, ACI granted a five-year option to purchase 100,000 shares of Common Stock held directly by it at an exercise price of $2.79 per share to one of its executive officers. In addition, on January 9, 2002, AHI granted a two-year option to purchase 20,000 shares of Common Stock held directly by it at an exercise price of $2.80 per share to an unaffiliated third party.

(d)-(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships Involving Securities of the Issuer.

     To the best of the Filing Persons' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material To be Filed as Exhibits.

Exhibit A:
Officers and Directors of Allen Holding Inc. and Allen & Company Incorporated

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:     January 17, 2002

ALLEN HOLDING INC.

By: /s/ Kim M. Wieland
Name:    Kim M. Wieland
Title:    Executive Vice President and CFO

ALLEN & COMPANY INCORPORATED

By: /s/ Kim M. Wieland
Name:    Kim M. Wieland
Title: Managing Director and CFO

/s/ Herbert A. Allen
Herbert A. Allen

/s/ Susan K. Allen
Susan K. Allen

/s/ Herbert A. Allen III
Herbert A. Allen III

HAGC PARTNERS L.P.
By: MBOGO Inc., its general partner

By: /s/ Herbert A. Allen III
Name:    Herbert A. Allen III
Title:    President

MBOGO INC.

By: /s/ Herbert A. Allen III
Name:    Herbert A. Allen III
Title:    President

/s/ Donald R. Keough
Donald R. Keough

                                                                      EXHIBIT A


                             OFFICERS AND DIRECTORS
                                       OF
                          ALLEN & COMPANY INCORPORATED



Name                                       Business Address        Principal Occupation (i.e., Position with Allen & Company
                                                                   Incorporated)
Charles M. Allen                                   x               Vice President
Herbert A. Allen                                   x               President, Managing Director, Director, Chief Executive
                                                                   Officer
Herbert A. Allen III                               x               Executive Vice President, Managing Director, Director
Grace Allen                                        x               Director
Glenn A. Andreas III                               x               Vice President
Eran S. Ashany                                     x               Executive Vice President, Managing Director, Director
Edmund M. Bleich                                   x               Vice President
Jay B. Bockhaus                                    x               Vice President
William W. Bradley                                 x               Managing Director
Denise Calvo-Silver                                x               Vice President, Director
Dominick J. Cantalupo                              x               Vice President, Co-Chief Operations Officer
Marvyn Carton                                      x               Director-Emeritus
Robert H. Cosgriff                                 x               Executive Vice President, Managing Director, Director
Mary L. Cullen                                     x               Vice President, Secretary, Director
Robert Dean                                        x               Executive Vice President, Managing Director, Director
Orin F. Devereux                                   x               Vice President, Director
Daniel Englander                                   x               Vice President
Rosemary Fanelli                                   x               Vice President, Chief Compliance Officer
Howard M. Felson                                   x               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                x               Treasurer
Richard L. Fields                                  x               Executive Vice President, Managing Director, Director
Shana Fisher                                       x               Director
Paul A. Gould                                      x               Executive Vice President, Managing Director, Director
Stephen D. Greenberg                               x               Executive Vice President, Managing Director, Director
John Griffen                                       x               Vice President, Director
William F. Hughes, III                             x               Vice President
John H. Josephson                                  x               Executive Vice President, Managing Director,  Director
Donald R. Keough                                   x               Chairman of the Board
Clarke R. Keough                                   x               Vice President, Director
Kaveh A. Khosrowshahi                              x               Executive Vice President, Managing Director, Director
Leroy C. Kim                                       x               Vice President
Neal Kopp                                          x               Vice President
Terry Allen Kramer                                 x               Director
Thomas J. Kuhn                                     x               Vice President, Director
Andreas L. Lazar                                   x               Vice President
Robert A. Mackie                                   x               Executive Vice President, Managing Director, Director
James C. Maiden, Jr.                               x               Vice President
Terence C. McCarthy                                x               Co-Chief Operations Officer, Vice President
Kenneth L. Miltenberger                            x               Chief Technology Officer
Terrence Morris                                    x               Vice President
Brian J. Murphy                                    x               Vice President, Director
Louis J. Mustacchio                                x               Vice President
Walter T. O'Hara, Jr.                              x               Executive Vice President, Managing Director, Director
Christine Olenchalk                                x               Vice President, Assistant Secretary
Margaret O'Shea                                    x               Vice President
Nancy B. Peretsman                                 x               Executive Vice President, Managing Director, Director
Eugene Protash                                     x               Vice President, Assistant Secretary
James W. Quinn                                     x               Vice President, Director
Philip D. Scaturro                                 x               Executive Vice President, Managing Director, Director
John A. Schneider                                  x               Executive Vice President, Managing Director, Director
Enrique F. Senior (Cuba)                           x               Executive Vice President, Managing Director, Director
Joseph E. Sheehan                                  x               Vice President
Stanley S. Shuman                                  x               Executive Vice President, Managing Director, Director
John M. Simon                                      x               Executive Vice President, Managing Director, Director
Kenneth M. Siskind                                 x               Vice President
Frank J. Stanley, IV                               x               Vice President
Peter Supino                                       x               Vice President
Dennis J. Warfield                                 x               Chief Information Officer, Vice President
David M. Wehner                                    x               Vice President
Daniel Weidlein                                    x               Vice President
Edward D. Weinberger                               x               Director
Kim M. Wieland                                     x               Executive Vice President, Managing Director, Chief
                                                                   Financial Officer, Director
x         711 Fifth Avenue, New York, New York 10022-3194.


xx        All the Executive Officers and Directors of ACI are U.S. citizens unless otherwise indicated.



                                                    OFFICERS AND DIRECTORS
                                                              OF
                                                      ALLEN HOLDING INC.

Name                                       Business Address        Principal Occupation (i.e., Position with Allen Holding
                                                                   Inc.)
Herbert A. Allen                                   x               President, Director, Chief Executive Officer
Herbert A. Allen III                               x               Executive Vice President, Director
Mary L. Cullen                                     x               Vice President, Secretary, Director
Howard M. Felson                                   x               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                x               Treasurer
Richard L. Fields                                  x               Executive Vice President, Director
Paul A. Gould                                      x               Executive Vice President, Director
Donald R. Keough                                   x               Chairman of the Board, Director
Christine Olenchalk                                x               Vice President, Assistant Secretary
Nancy B. Peretsman                                 x               Executive Vice President, Director
Eugene Protash                                     x               Vice President, Assistant Secretary
Bradley Roberts                                    x               Director, Executive Vice President
John M. Simon                                      x               Executive Vice President, Director
Kim M. Wieland                                     x               Executive Vice President, Chief Financial Officer, Director
x         711 Fifth Avenue, New York, New York 10022-3194.

xx        All the Executive Officers and Directors of AHI are U.S. citizens unless otherwise indicated.


